Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring
Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company:
Eagle Energy Metals Corp.

Commission File No. 333-290631-01
Date: January 15, 2026

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

The following press release was issued on behalf of Eagle on January 14, 2026.

The AI Nuclear Acceleration: Why Big Tech is Fueling a U.S. Uranium Gold Rush

Issued on behalf of Eagle Energy Metals Corp.

VANCOUVER, British Columbia, Jan. 14, 2026 (GLOBE NEWSWIRE) -- Equity-Insider.com News Commentary – After decades of flat demand, U.S. electricity generation is finally accelerating, with growth projected at 2.4% in 2025 and 1.7% in 2026—largely driven by the massive power needs of AI data centers[1]. As Big Tech firms look to SMR nuclear technology for massive amounts of carbon-free energy, a significant vulnerability has been exposed: U.S. nuclear plants currently import over 95% of their uranium from foreign sources, including Russia and Kazakhstan[2]. The U.S. government has recognized the need for secure, domestic baseload power, which supports a 2026 investment case for soon-to-be-Nasdaq-listed Eagle Energy Metals (will be NUCL), Uranium Energy Corp. (NYSE-A: UEC), NexGen Energy (NYSE: NXE) (TSX: NXE), Denison Mines (NYSE-A: DNN) (TSX:DML), and Energy Fuels Inc. (NYSE-A: UUUU) (TSX: EFR).

The intersection of the AI boom and national security is completely reshaping the market, with the global Small Modular Reactor (SMR) sector now projected to hit $10.3 billion by 2032[3]. In response, the Department of Energy just awarded $800 million to advance U.S. reactor deployment, while new federal actions are fast-tracking nuclear licensing and domestic uranium mining[4]. The narrative is clear: Big Tech cannot build the future of AI without a massive, secure, and domestic supply of uranium.

Eagle Energy Metals announced this week that it has engaged BBA USA Inc., a consulting firm with over 45 years of energy sector experience, to design a targeted drilling campaign at its Aurora Uranium Project in support of an eventual Pre-Feasibility Study. The timing is important, as the company is soon heading toward a NASDAQ listing under the ticker symbol NUCL through a business combination with Spring Valley Acquisition Corp. II, the same SPAC team that brought NuScale Power Corporation public in 2022, subject to customary closing conditions.

Eagle Energy holds rights to what it describes as the largest open pit-constrained, measured and indicated uranium deposit in the United States. The Aurora deposit sits on the Oregon-Nevada border with 32.75 million pounds of indicated uranium and 4.98 million pounds inferred, based on over 500 drill holes. Adjacent to Aurora is the Cordex deposit, which has seen over 100 holes drilled and offers potential resource expansion as the company digitizes existing data.

"We're seeing sustained demand for nuclear power translate into real demand for uranium, particularly for projects located in the U.S.," said Mark Mukhija, CEO of Eagle Energy Metals. "Advancing Aurora with BBA is about making sure this asset is ready to meet that demand as the market continues to tighten."

The domestic supply situation provides context for the company's positioning. According to the U.S. Energy Information Administration, in 2023, U.S. utilities purchased more than 50 million pounds of uranium, with less than 5% obtained from limited domestic production and over 95% sourced from abroad, including significant amounts from Russia and Kazakhstan.

President Trump recently signed four executive orders aimed at removing regulatory barriers and seeking to quadruple U.S. nuclear power over the next 25 years, while invoking the Defense Production Act to secure domestic uranium supply.

Beyond uranium, Eagle Energy Metals also holds rights to exclusive Small Modular Reactor (SMR) technology. With BBA's technical continuity (they authored Aurora's SK-1300 Technical Report Summary in August 2025), existing infrastructure, and access to low-cost hydropower in a mining-friendly jurisdiction, the company is advancing its asset as domestic uranium supply becomes increasingly prioritized.

Uranium Energy Corp. (NYSE-A: UEC) reported fiscal results for its first quarter of fiscal 2026, maintaining low-cost production with Total Cost per Pound of $34.35 including Cash Cost per Pound of $29.90 based on production of 68,612 pounds of uranium concentrate. The company completed major refurbishment of its Irigaray Central Processing Plant thickener and calciner to support 24/7 operations, with approximately 49,000 pounds packaged between November 13-30, 2025.

"This quarter represented a step change for UEC," said Amir Adnani, President and CEO of Uranium Energy Corp. "With the launch of United States Uranium Refining & Conversion Corp, we added a new business line that positions the Company to become the only U.S. supplier with both uranium and UF₆ production capabilities."

The company holds a strong balance sheet with $698 million in cash, uranium inventory and equities at market prices with no debt. Uranium Energy Corp is advancing construction at Burke Hollow in South Texas and expanding wellfield development at Christensen Ranch in Wyoming's Powder River Basin to drive increased production through the end of fiscal 2026.

NexGen Energy (NYSE: NXE) (TSX: NXE) announced its highest-grade assay to date at Patterson Corridor East with drill hole RK-25-256 returning 5.5 meters at 21.4% U₃O₈, including 2.5 meters at 46.1% U₃O₈ and 0.5 meters at 74.8% U₃O₈. This high-grade uranium intersection is located 119 meters down-dip of drill hole RK-25-232 and an additional 51 meters down-dip of recently reported RK-25-254, with intense high-grade mineralization interpreted along a minimum of 215 meters of dip extent.

"RK-25-256 high-grade assay results, consisting of ultra-high grade 0.5 m 74.8% U₃O₈ takes PCE into a rare mineralized category on a world scale for uranium deposits," said Leigh Curyer, Founder and CEO of NexGen Energy. "This type of basement-hosted mineralization is synonymous with Arrow, only 3.5 km to the west."

The company is developing a multi-generational portfolio of uranium projects in Saskatchewan's southwest Athabasca Basin. NexGen Energy controls over 190,000 hectares across 140 kilometers of the southwest Athabasca Basin, with its flagship Rook I Project incorporating Arrow deposit and advancing toward becoming the largest low-cost uranium mine globally.

Denison Mines (NYSE-A: DNN) (TSX:DML) announced grid power is now available at the future Phoenix in-situ recovery uranium mine site following SaskPower's completion of a new 138kV transmission line. The availability of grid power represents a significant de-risking milestone as electrification is on the critical path of first-year construction activities and supports establishment of the freeze wall planned to surround the initial mining area.

"We thank SaskPower for the safe installation of the new high-voltage transmission line, on schedule and on budget," said David Cates, President & CEO of Denison Mines. "As power is a crucial component of planned site infrastructure for Project construction and future operation, the availability of grid power supply at the site represents a major Project milestone. Access to grid electricity is a notable competitive advantage for Phoenix, as the grid in Saskatchewan is reliable and cost-effective compared to on-site power generation."

The new transmission line is approximately 6 kilometers in length and connects Phoenix to the existing 138kV line near Highway 914. Denison Mines has obtained access to up to 8.8 MW of power under a five-year agreement, with construction activities remaining subject to final regulatory approvals and investment decision.

Energy Fuels Inc. (NYSE-A: UUUU) (TSX: EFR) exceeded FY-2025 guidance for finished uranium production, mined uranium ore production and uranium concentrate sales. The company's Pinyon Plain Mine in Arizona and La Sal Complex in Utah produced over 1.6 million pounds of uranium in 2025, exceeding the top end of guidance by approximately 11%, while the White Mesa Mill produced more than one million pounds of finished U₃O₈ during 2025 with over 350,000 pounds produced in December alone.

"These 2025 uranium metrics reinforce our reputation as, not only the country's lowest-cost and largest uranium producer, but as a company that delivers on its promises," said Mark S. Chalmers, CEO of Energy Fuels Inc. "Nuclear energy powered by uranium is among the cleanest, least expensive, and most reliable ways to supply our nation's growing energy and electricity needs."

The company expects to sell 360,000 pounds of U₃O₈ in Q4-2025 at a weighted average sales price of approximately $74.93 per pound, representing 50% growth over Q3-2025 sales volumes. Energy Fuels Inc. completed two new long-term uranium sales contracts with U.S. nuclear power generating companies adding deliveries for 2027 to 2032 utilizing hybrid pricing with exposure to uranium market upside.

CONTACT:

Equity Insider
info@equity-insider.com
(604) 265-2873

DISCLAIMER: Nothing in this publication should be considered as personalized financial advice. We are not licensed under securities laws to address your particular financial situation. No communication by our employees to you should be deemed as personalized financial advice. Please consult a licensed financial advisor before making any investment decision. This is a paid advertisement and is neither an offer nor recommendation to buy or sell any security. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice. The content in this report or email is not provided to any individual with a view toward their individual circumstances. This article is being distributed by Equity-Insider.com on behalf of Market IQ Media Group Inc. (“MIQ”). MIQ has been paid a fee for Eagle Energy Metals Corp. advertising and digital media from Creative Digital Media Group (“CDMG”). There may be 3rd parties who may have shares of Eagle Energy Metals Corp., and may liquidate their shares which could have a negative effect on the price of the stock. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this publication as the basis for any investment decision. The owner/operator of MIQ/BAY does not own any shares of Eagle Energy Metals Corp. but reserve the right to buy and sell, and will buy and sell shares of Eagle Energy Metals Corp. at any time without any further notice commencing immediately and ongoing. We also expect further compensation as an ongoing digital media effort to increase visibility for the company, no further notice will be given, but let this disclaimer serve as notice that all material, including this article, which is disseminated by MIQ has been approved on behalf of Eagle Energy Metals Corp. by CDMG; this is a paid advertisement, we currently own shares of Eagle Energy Metals Corp. and will buy and sell shares of the company in the open market, or through private placements, and/or other investment vehicles. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between the any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

* * *

Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.